Kirt W Shuldberg
Writer’s Direct LIne: 858.720.7442
Writer’s Direct Fax: 858.523.6712
kshuldberg@sheppardmullin.com
September 27, 2013
VIA EDGAR AND ELECTRONIC MAIL
Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     LifeVantage Corporation
Schedule TO-I filed September 24, 2013
File No. 005-80096
Dear Mr. Panos:
On behalf of LifeVantage Corporation (the “Company”), we enclose for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the above-referenced Schedule TO-I (the “Schedule TO”).
The Schedule TO contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated September 25, 2013. Set forth below are the Company’s responses to the Staff’s comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.
Offer to Purchase

Are there any conditions to the Offer?

1.
We noticed that the offer is subject to a financing condition, but observed that other disclosure within the Offer to Purchase makes clear that the issuer expects to have its line of credit in place with five business days remaining in the offer. To the extent that the line of credit is not in place by that time, please advise us, with a view toward revised disclosure, whether the issuer expects to extend the offer period to account for the material change of the offer transitioning from being unfinanced. See Rule 13e-4(d)(2) and (e)(3).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company plans to file a further amendment to the Schedule TO to provide the material terms of the line of credit at least five business days prior to the expiration of the tender offer. In the event the line of credit has not been finalized by such time, the Company plans to amend the Schedule TO to disclose the material change in the Company’s plans

Division of Corporation Finance
September 27, 2013

with respect to financing the tender offer and will accordingly provide for any extensions to the offering period as may be necessary pursuant to Rule 13e-4(e)(3).

Number of Shares; Purchase Price Proration

2.
We noticed that the issuer has advised security holders that should they make the selection on the letter of transmittal that will maximize their chances of acceptance, such an election could result in the tendered shares being purchased at the minimum price. Please revise to include the additional language from the letter of transmittal that also makes clear such an election may have the effect of lowering the purchase price paid for all shares.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure as requested to include the supplemental language from the letter of transmittal in the Offer to Purchase under Section 1 “Number of Shares; Purchase Price Proration.”

Conditions of the Offer

3.
We noticed the language indicates each of the conditions is considered an ongoing right “that may be asserted at any time prior to the Expiration Date and from time to time.” Please revise to remove the implication that the offer conditions may be asserted following the expiration date.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure as requested in the Offer to Purchase under Section 7 “Conditions of the Offer,” so that the referenced disclosure instead reads as follows: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.”

4.
To the extent that financing for the issuer tender offer has been received, please confirm that the issuer will affirmatively waive the financing condition. In addition, please confirm that the issuer also expects to comply with Rule 13e-4(d)(2) and (e)(3) for the material change that will occur as a result of waiver of the material condition, or advise.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will affirmatively waive the financing condition when the anticipated financing has been received. The Company confirms it expects to comply with Rule 13e-4(d)(2) and (e)(3) for the material change that will occur as a result of the waiver of the material condition. The Company plans to file an amendment to the Schedule TO disclosing such waiver.
* * * * *

Division of Corporation Finance
September 27, 2013

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions or comments regarding any matters with respect to the Schedule TO may be directed to the undersigned at (858) 720-7442. Comments may also be sent via facsimile to (858) 523-6712.

Very truly yours, /s/ Kirt W Shuldberg Kirt W Shuldberg, Esq.
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
cc:    Rob Cutler, Esq.